UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 6, 2026, IQM Quantum Computers Oyj (the “Company”) issued, via stock exchange releases made with Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”), notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them, which are attached hereto as Exhibits 99.1–99.6.

Exhibit No.	Description

99.1	Stock Exchange Release, dated July 6, 2026 (Juha Hassel).

99.2	Stock Exchange Release, dated July 6, 2026 (Ten Eleven Fund III-A, L.P. / Alexander Doll).

99.3	Stock Exchange Release, dated July 6, 2026 (Ten Eleven Fund III, L.P. / Alexander Doll).

99.4	Stock Exchange Release, dated July 6, 2026 (Tofino GmbH / Sierk Pötting).

99.5	Stock Exchange Release, dated July 6, 2026 (Tremson Capital Management, LLC / Jeff Tuder).

99.6	Stock Exchange Release, dated July 6, 2026 (Juho Sarvikas).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: July 8, 2026	By:	/s/ Jan Goetz
		Name:	Jan Goetz
		Title:	Chief Executive Officer